Certificate of Resolution

BAGDAD CHASE INC.
A Nevada Corporation

I, Earl J. Layton, Secretary of Bagdad Chase Inc., a corporation organized and existing under the laws of the State of Nevada, here by certify that the following is a true and complete copy of a Resolution duly adopted by the Board of Directors of this company on September 26, 1969, and that said Resolution is in full force and effect and has not been rescinded, and that said Resolution is not in conflict with the Charter and/or By-Laws of said company
RESOLVED: That the Nevada Agency and Trust Company, Reno, Nevada is hereby authorized and directed to issue one (1) share of Bagdad Chase Inc. stock for each four (4) shares of Bagdad Chase Mining Company or its predecessors, said predecessors being Pacific Mines and Metals, Inc., Bagdad Chase Consolidated Mines Company and Roosevelt Mines Inc. Such stock issuance and exchange shall be in accordance with the schedule submitted to Nevada Agency and Trust Company on July Z9, 1969 which shows the total shares yet to be issued to Bagdad Chase Mining Company and predecessor stockholders to be approximately 85,492 shares.

IN WITNESS WHEREOF I have here unto set my hand and the seal of this corporation on this 31st day of October 1969.

Earl J. Layton, Secretary Treasuerer